UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: December 27, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated December 27, 2013, entitled “Clarification Announcement”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of CNOOC Limited (the “Company”) dated 27 November 2013 (the “Announcement”) in relation to, among other things, the appointment of Mr. Kevin G. Lynch as an independent non-executive director of the Company and the retirement of Mr. Wang Tao as an independent non-executive director of the Company.

The board of directors of the Company (the “Board”) would like to clarify that the appointment of Mr. Lynch and the retirement of Mr. Wang Tao will take effect from 1 March 2014 instead of 1 January 2014 as mentioned in the Announcement.

Mr. Lynch, as an employee of BMO Financial Group, took part in a professional advisory services mandate to the Company which was completed in February 2013.  Having considered the above, the Company and Mr. Lynch decide to defer the effective date of appointment of Mr. Lynch to 1 March 2014.

The biographical details of Mr. Lynch are set out below:

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds seven honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006, and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. He served as a director of Bank of Montreal (China) Co. Ltd. from 2011 to 2013.  Mr. Lynch is the Chancellor of the University of King’s College,

Chair of the Board of Governors of the University of Waterloo, Chair of the Canadian Ditchley Foundation, and Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Gairdner Foundation, the Killam Trusts, the Perimeter Institute, the Princess Margaret Cancer Foundation, the Shannon School of Business, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Empire Company Limited (Sobey’s), which is listed on the Toronto Stock Exchange, and Vice Chair of the Jobs and Prosperity Council of Ontario.  Mr. Lynch has been appointed as an independent non-executive director of the Company on 27 November 2013, and such appointment will take effect from 1 March 2014.

Save as disclosed above, the Board confirms that all information in the Announcement remains unchanged.

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 27 December 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang